SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



       Empresas ICA Sociedad Controladora, S.A. de C.V.(1) (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

       American Depositary Shares ("ADSs"), each representing six Ordinary Participation Certificates ("CPOs"), each representing one Ordinary Share of Common Stock ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  292448107(2)
             -------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec

                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 9, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                 (Page 1 of 26)



----------------------
(1) Translation of Issuer's Name: The ICA Corporation Holding Company.
(2) CUSIP number is for the ADSs only. No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Helu

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carlos Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Marco Antonio Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Patrick Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maria Soumaya Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vanessa Paola Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Johanna Monique Slim Domit

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   81,847,349 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   81,847,349 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,847,349 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carso Global Telecom, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Grupo Financiero Inbursa, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   80,889,778 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   80,889,778 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          80,889,778 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Telefonos de Mexico, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   0 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   0 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|X|

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Trust No. F/0008

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON            231,044,970 Shares (See Items 5(a) and 5(b))
         WITH
                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   231,044,970 Shares (See Items 5(a) and 5(d))

                              10   SHARED DISPOSITIVE POWER


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          231,044,970 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.0% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fundacion Telmex, A.C.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON            23,375,700 Shares (See Items 5(a) and 5(b))
         WITH
                               8   SHARED VOTING POWER

                               9   SOLE DISPOSITIVE POWER

                                   23,375,700 Shares (See Items 5(a) and 5(b))

                              10   SHARED DISPOSITIVE POWER


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,375,700 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inmobiliaria Carso, S.A. de C.V.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   957,571 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   957,571 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          957,571 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.01% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Orient Star Holdings LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|

     3    SEC USE ONLY



     4    SOURCE OF FUNDS*

          OO  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   957,571 Shares (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   957,571 Shares (See Items 5(a) and 5(d))

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          957,571 Shares (See Item 5(a))

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*| |

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.01% Shares (See Item 5(a))

    14    TYPE OF REPORTING PERSON*

          OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


            This Amendment No. 2 (the "Second Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 (the "First Amendment") filed with the Securities and Exchange Commission on October 31, 2003 by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Trust"), Fundacion Telmex A.C. ("Fundacion Telmex"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star"), with respect to the Ordinary Shares of Common Stock ("Shares") of Empresas ICA Sociedad Controladora, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds utilized to purchase the Shares as to which the Reporting Persons acquired beneficial ownership pursuant to the Rights Offering (as defined and described below in Item 4) was U.S.$39,042,957 (Ps.436,226,960 converted to dollars at an exchange rate of Ps.11.1730 per U.S. dollar, the noon buying rate for Mexican pesos on December 11, 2003 as published by the Federal Reserve Bank of New York). The funds used to purchase Shares were obtained from investment funds of the Reporting Persons directly owning Shares. All purchases of Shares by the Reporting Persons were effected pursuant to the Rights Offering.

Item 4.     Purpose of Transaction.


            As described in Item 4 of the First Amendment, on October 30, 2003, the Issuer's Board of Directors resolved to call a shareholders' meeting to consider approval of an increase in the capital of the Issuer through a rights offering (the "Rights Offering") to shareholders at a subscription price of Ps.2.00 per Share (the "Subscription Price"). On October 31, 2003, the Issuer and Inversora Bursatil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa ("Inversora") entered into a Collaboration Agreement for the Subscription of Shares (the "Agreement") in connection with the proposed capital increase by the Issuer. The Rights Offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the Rights Offering, each shareholder of the Issuer was entitled to subscribe for two Shares, at the Subscription Price per Share, for each Share it held. The Rights Offering commenced on November 25, 2003 and expired on December 9, 2003. On December 5, 2003, pursuant to the Rights Offering, each of the Reporting Persons directly beneficially owning Shares exercised its right to purchase two Shares for each Share it previously directly beneficially owned.

            On December 11, 2003, Inversora and the Issuer entered into an amendment to the Agreement (the "Amendment" and the Agreement as amended, the "Amended Agreement"). An English translation of the Amendment is attached hereto as Exhibit 3 and is incorporated by reference in its entirety. After giving effect to the Rights Offering, pursuant to the Amended Agreement, Inversora is obligated, if requested by the Issuer, to subscribe for up to 31,886,520 Shares at the Subscription Price per Share, and to use its best efforts (but is not obligated) to find

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


investors to subscribe for up to an additional 469,752,496 Shares at the Subscription Price per Share. The Amended Agreement provides that the Issuer's option to require Inversora to purchase additional Shares and Inversora's best efforts commitment shall expire on January 16, 2004. Shares placed under the best efforts commitment may be acquired by the Reporting Persons and their affiliates or by other investors unaffiliated with the Reporting Persons.

            The Issuer's bylaws (estatutos sociales, or the "Bylaws") provide that foreign persons, whether natural persons or entites, and Mexican companies whose bylaws do not preclude foreign ownership in their shares, may not directly own Shares of the Issuer. Because the organizational documents of the Reporting Persons do not contain such foreign owership restrictions, the Reporting Persons currently hold their Shares in the form of Ordinary Participation Certificates (Certificados de Participacion Ordinarios, or "CPOs"). CPOs are issued pursuant to a CPO Trust to which the Issuer is a party, and each CPO represents an economic interest in one Share. The Reporting Persons understand that pursuant to the CPO Trust, Shares represented by CPOs are voted by the CPO trustee in the same manner as the majority of Shares are voted at the relevant shareholders' meeting. The Reporting Persons have the right to at any time sell or transfer Shares they beneficially own to a third party that would be entitled to hold Shares directly. Such third party may or may not be an affiliate of the Reporting Persons. References throughout this Second Amendment to "Shares" shall accordingly be construed to include Shares held in the form of CPOs.

            Inversora is an affiliate of GFI, one of the Reporting Persons, and accordingly GFI and the Slim Family may each be deemed to share beneficial ownership of all Shares that may be acquired by Inversora (other than Shares that may be acquired on behalf of unaffiliated third parties).

            Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares or Convertible Debentures owned by them in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.     Interest in Securities of the Issuer.

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


            (a) The Reporting Persons have the following direct interests in Shares (as described above in Item 4, all Shares held by the Reporting Persons are held in the form of CPOs):

                                                                Shares assuming conversion of
                                      Shares(1)                   Convertible Debentures(2)
                            -----------------------------      ------------------------------
                               Number          % of Class        Number            % of Class
                            -----------        ----------      ----------          ----------
GFI(3)...................    72,749,550            5.3%        80,889,778              5.9%
Trust(4).................   231,044,970           17.0                 --               --
Fundacion Telmex.........    23,375,700            1.7                 --               --
Orient Star(5)...........            --             --            957,571             0.01

(1) Based upon 1,363,045,283 Shares outstanding as of December 11, 2003. Assumes no conversion of Convertible Debentures.
(2) Based upon 1,363,045,283 Shares outstanding as of December 11, 2003. Totals and percentages assume that all of the Convertible Debentures held by the relevant Reporting Persons have been converted into Shares.
(3) Second column assumes conversion of U.S.$34,854,000 of Convertible Debentures into 8,140,228 Shares, at a ratio of 233.55 Shares per each U.S.$1,000 of Convertible Debentures.
(4) The other Reporting Persons disclaim beneficial ownership of Shares beneficially owned by the Trust.
(5) Second column assumes conversion of U.S.$4,100,000 of Convertible Debentures into 957,571 Shares at a ratio of 233.55 Shares per each U.S.$1,000 of Convertible Debentures.

            (c) All transactions in Shares effected by the Reporting Persons during the past 60 days, excluding transactions previously reported on the
Schedule 13D and the First Amendment, are listed in Schedule II hereto.

            (e) Not applicable.

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CUSIP No. 292448107 ADSs              13D
-------------------------


Item 7.     Material to be Filed as Exhibits

            The following items are hereby added to the material previously filed as exhibits:

            Exhibit No.       Description
            -----------       -----------

            3 English translation of an Amendment dated as of December 11, 2003 to the Convenio de Colaboracion en la Subscripcion de Acciones between Inversora and the Issuer, dated as of October 31, 2003.

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D are hereby incorporated herein by reference.

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------------

         Carlos Slim Domit                          By: /s/ Eduardo Valdes Acra
                                                        -----------------------
         ----------------------------------------       Eduardo Valdes Acra
                                                        Attorney-in-Fact
         Marco Antonio Slim Domit                       December 11, 2003

         ----------------------------------------

         Patrick Slim Domit

         ----------------------------------------

         Maria Soumaya Slim Domit

         ----------------------------------------

         Vanessa Paola Slim Domit

         ----------------------------------------

         Johanna Monique Slim Domit

         ----------------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


         BANCO INBURSA S.A., INSTITUCION
         DE BANCA MULTIPLE, GRUPO
         FINANCIERO INBURSA, DIVISION
         FIDUCIARIA, AS TRUSTEE OF TRUST
         NO. F/0008


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


         FUNDACION TELMEX, A.C.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         ----------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

-------------------------
CUSIP No. 292448107 ADSs              13D
-------------------------


                                   SCHEDULE II

         During the past 60 days, excluding transactions previously reported on the Schedule 13D and the First Amendment, the Reporting Persons set forth below effected the following transactions in Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").


                      Type of                     Number of    Price per Share
Reporting Person    Transaction    Trade Date       Shares    (in Mexican Pesos)
GFI                   Purchase    Dec. 5, 2003   48,499,700        2.00
Trust                 Purchase    Dec. 5, 2003  154,029,980        2.00
Fundacion Telmex      Purchase    Dec. 5, 2003   15,583,800        2.00